Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2018

Monaco, May 4, 2018, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2018.

Highlights

•                                           Record quarterly Revenues of $138.5 million (Q1 2017: $128.3 million). Profit of $42.5 million (Q1 2017: $23.4 million) and Earnings per share of $0.21(1) (Q1 2017: $0.08) for the quarter ended March 31, 2018.

•                                           Record quarterly EBITDA(2) of $95.9 million (Q1 2017: $89.1 million) and Adjusted EBITDA(2) of $95.5 million (Q1 2017: $89.3 million). Adjusted Profit(2) of $25.3 million (Q1 2017: $21.9 million) and Adjusted Loss per share(2) of $0.01(1) (Q1 2017: Adjusted Earnings per share of $0.06) for the quarter ended March 31, 2018.

•                                           7.1% increase in the quarterly dividend to $0.15 per common share payable on May 24, 2018.

•                                           Delivery of the GasLog Houston on January 8, 2018 and, post quarter-end, completion of a short-term time charter agreement with a major LNG producer. The vessel is scheduled to commence a multi-year time charter with a subsidiary of Royal Dutch Shell plc (“Shell”) in December 2018.

•                                           Delivery of the GasLog Hong Kong on March 20, 2018 and the GasLog Genoa on March 29, 2018, two 174,000 cubic meters (“cbm”) LNG carriers with low pressure dual-fuel two-stroke engine propulsion (“LP-2S”) and commencement of their time charter agreements with Total Gas & Power Chartering Limited (“Total”), a wholly owned subsidiary of Total S.A. and Shell, respectively.

•                                           Ordered two 180,000 cbm newbuild LNG carriers from Samsung Heavy Industries Co., Ltd. (“Samsung”) with LP-2S propulsion, with scheduled delivery in the second quarter of 2020.

•                                           Announced and, post quarter-end, completed the sale of the GasLog Gibraltar to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $207.0 million. Part of the consideration was satisfied by the private issuance of $45.0 million of common units in GasLog Partners to GasLog.

•                                           On February 23, 2018, GasLog signed the Operation and Maintenance (“O&M”) agreement for the provision of related services to the Alexandroupolis floating storage and regasification unit (“FSRU”) project (the “Alexandroupolis Project”).

•                                           GasLog Partners completed a public offering of 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”), raising gross proceeds of $115.0 million and net proceeds of $111.2 million.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interests of $23.2 million and the dividend on preferred stock of $2.5 million for the quarter ended March 31, 2018 ($14.6 million and $2.5 million, respectively, for the quarter ended March 31, 2017).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “I am pleased to report another record quarter of revenues and EBITDA for GasLog, driven by the initial contribution of our 2018 newbuild deliveries and the stronger performance of the vessels operating in the LNG carrier pooling arrangement (the “Cool Pool”). On the back of our improving financial performance, our strong balance sheet and our confidence in the long-term prospects for the company, I am delighted to announce a 7.1% increase in our quarterly dividend to $0.15 per share.

During the quarter, we continued to execute on our business plan, taking delivery of three newbuilds, the GasLog Houston, the GasLog Genoa and the GasLog Hong Kong, all on time and on budget. Due to their fuel efficient engines and low boil-off rate, these vessels will have highly competitive unit freight costs. We also continued to execute on our long-term growth strategy, recycling capital through the drop-down of the GasLog Gibraltar to GasLog Partners and ordering two newbuild LNG carriers for delivery in the second quarter of 2020. In addition, GasLog Partners announced two charter agreements with a new customer, simultaneously meeting key objectives of increasing the Partnership’s contracted revenues and diversifying its customer base.

During the quarter, global LNG supply continued to increase, with Wood Mackenzie forecasting 9% growth in volumes during 2018. Although no new supply projects have yet taken a final investment decision (“FID”) in 2018, several major projects continue to make progress and we remain confident that additional liquefaction capacity will be sanctioned in 2018 and 2019.

As expected, LNG carrier spot rates experienced a seasonal decline from the multi-year highs of Q4 2017. However, headline spot rates remain higher year-on-year, and there are signs that rates have bottomed out as buyers now look to source supply for cooling demand in the Northern Hemisphere summer and heating demand in the Southern Hemisphere winter. We expect rates to strengthen in the second half of this year.

The Alexandroupolis Project continues to make good progress and we signed the O&M agreement during the quarter. Negotiations with the Greek national gas utility, DEPA, and Bulgarian Energy Holding (“BEH”) regarding equity participation in Gastrade S.A. (“Gastrade”) are ongoing and, as noted in the Press Release of May 3, 2018 issued by Gastrade and DEPA, the Managing Directors of DEPA and Gastrade reached agreement regarding the future reservation of capacity in the terminal by DEPA. In addition, BEH confirmed its intention to speed up the respective negotiations for the completion of its own participation in the project. FID is still expected in the fourth quarter of 2018.”

LNG Market Update and Outlook

Global LNG production continued to grow in Q1 2018, registering a 10% year-on-year increase and a 2% increase over Q4 2017 as measured by Wood Mackenzie. The ramp-up of the Yamal project in Russia has outperformed expectations, the first commercial cargo from Cove Point in the United States was exported in April and legacy liquefaction capacity operated at high utilization to take advantage of the high prices caused by strong demand growth partly driven by the cold Northern Hemisphere winter. However, new supply growth was partly offset by several plant outages, principally at PNG LNG following an earthquake in late February, and shorter outages of other projects in Malaysia, Russia and Peru.

While a number of projects expected onstream in 2018 have experienced delays, Wood Mackenzie currently expects that some 29 million tonnes per annum (“mtpa”) of capacity will enter commercial service between Q2 and Q4 2018, underpinning the forecasted 2018 supply of 325 mtpa, or 9% growth over 2017. Among the projects which Wood Mackenzie expects onstream in 2018 are Wheatstone Train 2 (Q2), Ichthys (Q3) and Prelude (Q4) in Australia, Cameroon floating LNG (Q2) and the second train at Yamal (Q4). A further 51 mtpa is forecast by Wood Mackenzie to come onstream over the 2019-2021 period. These estimates reflect recent news flow on the expected commissioning dates of the Ichthys, Freeport and Prelude projects.

According to Wood Mackenzie, in Q1 2018, 10 mtpa of long-term supply contracts were agreed, bringing the total volume of long-term supply contracts signed since the beginning of 2017 to 37 mtpa, demonstrating strengthening interest from LNG buyers and potential support for sanctioning of further liquefaction capacity. Also during the first quarter, a number of potential new projects continued to make good progress towards FID, including projects in the United States such as Corpus Christi Train 3, in Canada (boosted by British Columbia tax relief proposals) and in Mozambique (the Area 1 project), as well as the announcement by the PNG LNG partners of reaching an agreement on plans to double exports from Papua New Guinea’s LNG facility to 16 mtpa.

LNG market participants continue to forecast significant growth in LNG demand. Consensus compound annual growth rate in LNG demand of 6% is forecast over the 2017-2025 period. Based upon Wood Mackenzie’s forecasts of supply either onstream or under construction, this suggests the market may be short of LNG as soon as 2020, reiterating the need for further LNG supply projects to be sanctioned in the near-term. LNG continues to be seen as an attractive way to diversify energy imports, with Germany being the most recent country to articulate plans to develop LNG import infrastructure.

As measured by Poten, tonne miles in Q1 2018 were 18% higher year on year, continuing the significant growth trend seen in 2017. Structural changes in the LNG market, such as fragmentation of market participants, the increasing market share of portfolio suppliers such as Shell, Total and BP plc and commodity traders, and a move away from destination clauses in supply contracts are all increasing the amount of LNG traded and bode well for further increases in tonne miles.

Headline spot TFDE LNG shipping rates as reported by Clarksons have exhibited seasonal weakness in recent months, declining to $38,000 per day in late April from approximately $80,000 per day at the beginning of the year. The decline has been more rapid than expected and exacerbated by a number of one-off factors, including the unplanned downtime at LNG facilities mentioned above, delays in the commissioning of new liquefaction supply and the delivery of 18 newbuild LNG carriers during the first quarter of 2018. Nonetheless, current spot rates of $42,000 are 40% ahead of levels from a year ago. While the market may continue to be affected by seasonal factors driving LNG supply and demand, and there may be further delays to the commissioning of new liquefaction projects currently under construction, we remain optimistic that a tightening shipping market, driven by the positive outlook for LNG demand growth and the evolving LNG shipping market, will result in spot rates improving from current levels over time.

This positive outlook and the perceived requirement for new ships have resulted in 18 firm newbuild LNG carrier orders so far in 2018, of which two are GasLog vessels. Based on our analysis of expected LNG demand, between 35 and 62 additional LNG carriers will be needed by the end of 2022 and potentially as many as 117 vessels by 2025 to satisfy projected market growth.

New Charter Agreements

GasLog Partners entered into agreements with a new customer for two new charters plus options for an additional two charters, exercisable by the charterer. The agreements include an approximately three-and-a-half-year charter for the GasLog Santiago, a 155,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier built in 2013, commencing in either August or September 2018 at the Partnership’s option, and a one-year charter for a 145,000 cbm steam-powered (“Steam”) vessel (either the 2006-built Methane Jane Elizabeth or the 2007-built Methane Alison Victoria as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option. The charterer has options to extend the first charter for up to an additional seven years and the second charter for up to an additional four years, both at escalating rates.

Delivery of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa

On January 8, 2018, GasLog took delivery of the GasLog Houston, a 174,000 cbm LNG carrier with LP-2S propulsion constructed by Hyundai Heavy Industries Co., Ltd. (“Hyundai”). The vessel completed a short-term charter to a major LNG producer and is currently available in the spot market until the commencement of her multi-year charter party with a subsidiary of Shell, from the end of 2018 until April 2028.

On March 20, 2018, GasLog took delivery of the GasLog Hong Kong, a 174,000 cbm LNG carrier with LP-2S propulsion constructed by Hyundai. The vessel was originally scheduled to commence a multi-year charter with Total in December 2018 ending in 2025. However, the commencement of the charter was brought forward to delivery from the yard, thus increasing the period of the charter to Total. Whilst the charter hire rate for this additional initial period is lower than that which GasLog will enjoy for the period from December 2018 to 2025, delivery of the vessel straight into charter from the yard together with the additional charter hire resulted in significant operational efficiencies for GasLog.

On March 29, 2018, GasLog took delivery of the GasLog Genoa, a 174,000 cbm LNG carrier with LP-2S propulsion constructed by Samsung. The vessel commenced her charter party agreement with Shell upon delivery until 2027.

Additional Vessels

On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung for the construction of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2213) that is scheduled to be delivered in the second quarter of 2020. This vessel will now be the vessel to be chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”), for an initial period of approximately seven years, as previously announced on October 20, 2016. The 180,000 cbm GTT Mark III Flex Plus LNG Carrier with LP-2S propulsion (Hull No. 2212) to be delivered in the third quarter of 2019 is currently without charter.

On March 9, 2018, GasLog entered into a shipbuilding contract with Samsung for the construction of a 180,000 cbm GTT Mark III Flex Plus LNG Carrier with LP-2S propulsion (Hull No. 2274) that is scheduled to be delivered in the second quarter of 2020 and is currently without charter.

GasLog Partners’ Issuance of Series B Preference Units

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.2 million. The Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”.

Sale of the GasLog Gibraltar

On April 16, 2018, GasLog entered into a share purchase agreement for the sale to GasLog Partners of 100% of the ownership interest in GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, for an aggregate purchase price of $207.0 million, which includes $1.0 million for positive net working capital balances transferred with the entity. GasLog Partners financed the acquisition with cash on hand, $45.0 million of new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit), and the assumption of the GasLog Gibraltar’s outstanding indebtedness of $143.6 million. The sale closed on April 26, 2018.

Alexandroupolis Project update

On February 23, 2018, GasLog entered into an agreement to provide O&M services to the Alexandroupolis Project. In addition, Gastrade is currently in discussions with a number of additional potential investors, including DEPA, the Greek state-owned gas company, and BEH, the holding company of the Bulgarian Ministry of Energy, and targets to take FID by the end of 2018 with the FSRU currently scheduled to be operational by the end of 2020. Following a trilateral meeting between DEPA, BEH and Gastrade, the Managing Directors of DEPA and Gastrade reached agreement regarding the future reservation of capacity in the terminal by DEPA. In addition, BEH confirmed its intention to speed up the respective negotiations for the completion of its own participation in the project.

GasLog Partners’ At-the-Market Common Units Equity Offering Programme (the “ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering value of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

Since the commencement of the ATM Programme through March 31, 2018, GasLog Partners has issued and received payment for a total of 2,737,405 common units, with cumulative gross proceeds of $62.9 million at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners’ common units on the days on which new common units were issued. No issuances of common units were made under the ATM Programme in the first quarter of 2018. As of March 31, 2018, the cumulative net proceeds were $61.2 million.

Dividend Declaration

On March 8, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 2, 2018 to holders of record as of March 29, 2018. GasLog paid the declared dividend to the transfer agent on March 29, 2018.

On May 3, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on May 24, 2018 to shareholders of record as of May 14, 2018.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	March 31, 2017	March 31, 2018
Revenues	$128,285	$138,478
EBITDA(1)	$89,069	$95,880
Adjusted EBITDA(1)	$89,338	$95,526
Profit for the period	$23,392	$42,541
Adjusted Profit(1)	$21,922	$25,289
Profit attributable to the owners of GasLog	$8,752	$19,304
EPS, basic	$0.08	$0.21
Adjusted EPS(1)	$0.06	$(0.01)

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,163 operating days for the quarter ended March 31, 2018, as compared to 2,070 operating days for the quarter ended March 31, 2017. The increase in operating days resulted mainly from the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa on January 8, 2018, March 20, 2018 and March 29, 2018, respectively.

Revenues were $138.5 million for the quarter ended March 31, 2018 ($128.3 million for the quarter ended March 31, 2017). The increase was mainly driven by the increased revenues from vessels operating in the spot market and the new deliveries in our fleet (the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa).

Net pool allocation was $8.7 million for the quarter ended March 31, 2018 ($0.8 million for the quarter ended March 31, 2017). The increase was attributable to the movement in allocation of the net pool results in accordance with the applicable profit sharing terms. GasLog recognized gross revenues and gross voyage expenses and commissions of $13.4 million and $3.5 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended March 31, 2018 (March 31, 2017: $7.4 million and $1.4 million, respectively). The increase in GasLog’s total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog’s total net pool performance is presented below:

	For the three months ended
	March 31, 2017	March 31, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	7,355	13,405
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(1,380)	(3,538)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	828	8,653
GasLog’s Total net pool performance	6,803	18,520

Vessel operating and supervision costs were $34.3 million for the quarter ended March 31, 2018 ($27.5 million for the quarter ended March 31, 2017). The increase was mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa, as well as increased scheduled technical maintenance costs related to engine maintenance, intermediate surveys and certifications and crew wages, all of which were affected by the unfavorable movement of the Euro (“EUR”)/U.S. dollar (“USD”) exchange rate (we have entered into forward foreign exchange contracts to economically hedge part of this exposure and the associated realized gains are recorded in Gain on swaps, which is discussed below).

Voyage expenses and commissions were $5.3 million for the quarter ended March 31, 2018 ($2.9 million for the quarter ended March 31, 2017). The increase resulted from the increased bunkers consumption of the vessels operating in the spot market and the higher cost of bunkers as a result of the increase in oil prices.

Depreciation was $35.5 million for the quarter ended March 31, 2018 ($33.7 million for the quarter ended March 31, 2017). The increase resulted from the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa on January 8, 2018, March 20, 2018 and March 29, 2018, respectively.

General and administrative expenses were $12.0 million for the quarter ended March 31, 2018 ($10.1 million for the quarter ended March 31, 2017). The increase is mainly attributable to an increase in employee costs, which were mainly affected by the unfavorable movement of the USD against the EUR and the British pound (“GBP”) (we have entered into forward foreign exchange contracts to economically hedge part of this exposure and the associated realized gains are recorded in Gain on swaps, which is discussed below).

Financial costs were $36.6 million for the quarter ended March 31, 2018 ($32.5 million for the quarter ended March 31, 2017). The increase was mainly attributable to the increased weighted average interest rate deriving from the upward movement of the USD London Interbank Offered Rate (“LIBOR”) rates. An analysis of the financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2017	March 31, 2018
Financial costs
Amortization of deferred loan issuance costs and premium	$(3,459)	$(2,912)
Interest expense on loans	(22,482)	(23,197)
Interest expense on bonds and realized loss on cross-currency swaps	(3,520)	(7,473)
Finance lease charge	(2,714)	(2,628)
Other financial costs	(349)	(387)
Total	$(32,524)	$(36,597)

Gain on swaps was $17.8 million for the quarter ended March 31, 2018 ($0.2 million gain for the quarter ended March 31, 2017). The increase in gain on swaps in the first quarter of 2018, as compared to the first quarter of 2017, is mainly attributable to an increase of $14.9 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, an increase of $1.5 million in realized gain on forward foreign exchange contracts held for trading and a decrease of $1.5 million in realized loss on interest rate swaps held for trading. The $16.3 million gain from mark-to-market valuation of our interest rate swaps in the first quarter of 2018 was attributable to the fact that the LIBOR yield curve, which was used to estimate the present value of the estimated future cash flows, was higher than the contracted fixed interest rates resulting in a decrease in derivative liabilities from interest rate swaps held for trading as compared to December 31, 2017. An analysis of gain on swaps is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2017	March 31, 2018
Gain on swaps
Realized loss on interest rate swaps held for trading	$(2,151)	$(613)
Realized gain on forward foreign exchange contracts held for trading	—	1,486
Unrealized gain on derivative financial instruments held for trading	2,315	17,161
Ineffective portion of cash flow hedges	—	(263)
Total	$164	$17,771

Profit was $42.5 million for the quarter ended March 31, 2018 ($23.4 million for the quarter ended March 31, 2017). This increase in profit is mainly attributable to the positive movement in mark-to-market valuations of our derivative financial instruments in the first quarter of 2018, the increased profit from operations mainly due to the higher number of operating days due to the vessels’ deliveries in the first quarter of 2018 and the increased contribution of our vessels operating in the spot market, partially offset by the increase in finance costs.

Adjusted Profit(1) was $25.3 million for the quarter ended March 31, 2018 ($21.9 million for the quarter ended March 31, 2017) adjusted for the effects of the non-cash gain on swaps and the net foreign exchange gains/losses.

Profit attributable to the owners of GasLog was $19.3 million for the quarter ended March 31, 2018 ($8.8 million for the quarter ended March 31, 2017). The increase in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the increased amount allocated to third parties as a result of the GasLog Partners’ equity offerings in January 2017, its ATM Programme initiated in May 2017, the issuances of the Series A Preference Units in May 2017 and the Series B Preference Units in January 2018, and the sale of three vessels.

EBITDA(1) was $95.9 million for the quarter ended March 31, 2018 ($89.1 million for the quarter ended March 31, 2017). The increase in EBITDA was driven by the increases in revenues and the increase in the net pool allocation, partially offset by the increases in vessel operating expenses and in the general and administrative expenses as discussed above.

Adjusted EBITDA(1) was $95.5 million for the quarter ended March 31, 2018 ($89.3 million for the quarter ended March 31, 2017).

EPS was $0.21 for the quarter ended March 31, 2018 ($0.08 for the quarter ended March 31, 2017). The increase in earnings per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was a loss of $0.01 for the quarter ended March 31, 2018 (earnings of $0.06 for the quarter ended March 31, 2017), adjusted for the effects of the non-cash gain on swaps and the net foreign exchange gains/losses.

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $486.0 million for the fiscal year 2017 to $523.7 million for the fiscal year 2019, based on contracts in effect as of March 31, 2018, without including any extension options. As of March 31, 2018, the total future firm contracted revenue stood at $3.1 billion(1), including the 13 vessels currently owned by GasLog Partners, but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking and ten additional off-hire days for the enhancements of three vessels; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of March 31, 2018, GasLog had $349.1 million of cash and cash equivalents, of which $234.4 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2018, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments and $4.9 million in restricted cash which consisted of guarantees held for vessels with respect to the enhancement of their operational performance.

As of March 31, 2018, GasLog had an aggregate of $3.0 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $182.4 million was repayable within one year, and a $211.7 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.4 million was repayable within one year.

As of March 31, 2018, GasLog, through GasLog Partners, had prepaid in full the outstanding $29.8 million of the junior tranche of the Five Vessel Refinancing, which would have been due in April 2018.

As of March 31, 2018, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

As of March 31, 2018, the total remaining balance of the contract prices of the four LNG carriers on order was $719.8 million that GasLog expects to be funded with the $165.8 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new and existing debt agreements.

As of March 31, 2018, GasLog’s current assets totaled $406.6 million while current liabilities totaled $282.4 million, resulting in a positive working capital position of $124.2 million.

GasLog has hedged 45.8% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of March 31, 2018.

Future Deliveries

GasLog has four newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2131	Q1 2019	Samsung	174,000	Shell	LP-2S	2029
Hull No. 2212	Q3 2019	Samsung	180,000	—	LP-2S	—
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica	LP-2S	2027
Hull No. 2274	Q2 2020	Samsung	180,000	—	LP-2S	—

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

Conference Call

GasLog will host a conference call to discuss its results for the first quarter of 2018 at 8:30 a.m. EDT (1:30 p.m. BST) on Friday, May 4, 2018. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 282 5963 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 8579499

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:00 p.m. EDT (5:00 p.m. BST) on Friday, May 4, 2018 until 12:00 p.m. EDT (5:00 p.m. BST) on Friday, May 11, 2018.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 8579499

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 29 LNG carriers (25 ships on the water and four on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co., Ltd. and leased back under a long-term bareboat charter. Following the closing of the

GasLog Gibraltar acquisition, GasLog’s consolidated fleet includes 13 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•       general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and long-term charter hire rates and vessel values;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology which may impact the rate at which we can charter such vessels;

•        our ability to maintain long term relationships and enter into time charters with new and existing customers;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•       fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on February 28, 2018 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and March 31, 2018

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2017	March 31, 2018
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,800	20,393
Deferred financing costs	17,519	3,946
Other non-current assets	428	2,089
Derivative financial instruments	16,012	32,358
Tangible fixed assets	3,772,566	4,393,288
Vessels under construction	166,655	60,746
Vessel held under finance lease	214,329	212,427
Total non-current assets	4,217,820	4,734,758
Current assets
Trade and other receivables	10,706	13,094
Dividends receivable and other amounts due from related parties	8,666	5,735
Derivative financial instruments	2,199	7,195
Inventories	6,839	10,992
Prepayments and other current assets	4,569	5,480
Short-term investments	—	10,000
Restricted cash	—	4,915
Cash and cash equivalents	384,092	349,147
Total current assets	417,071	406,558
Total assets	4,634,891	5,141,316
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	911,766	897,950
Reserves	18,347	20,414
Treasury shares	(6,960)	(7,022)
(Accumulated deficit)/retained earnings	(5,980)	13,514
Equity attributable to owners of the Group	918,029	925,712
Non-controlling interests	845,105	958,682
Total equity	1,763,134	1,884,394
Current liabilities
Trade accounts payable	11,526	13,523
Ship management creditors	2,394	1,877
Amounts due to related parties	35	—
Derivative financial instruments	1,815	—
Other payables and accruals	93,418	78,137
Borrowings, current portion	179,367	182,444
Finance lease liability, current portion	6,302	6,392
Total current liabilities	294,857	282,373
Non-current liabilities
Borrowings, non-current portion	2,368,189	2,767,970
Finance lease liability, non-current portion	207,126	205,263
Other non-current liabilities	1,585	1,316
Total non-current liabilities	2,576,900	2,974,549
Total equity and liabilities	4,634,891	5,141,316

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2017	March 31, 2018
Revenues	128,285	138,478
Net pool allocation	828	8,653
Vessel operating and supervision costs	(27,489)	(34,313)
Voyage expenses and commissions	(2,872)	(5,281)
Depreciation	(33,708)	(35,529)
General and administrative expenses	(10,145)	(12,013)
Profit from operations	54,899	59,995
Financial costs	(32,524)	(36,597)
Financial income	391	1,016
Gain on swaps	164	17,771
Share of profit of associates	462	356
Total other expenses, net	(31,507)	(17,454)
Profit for the period	23,392	42,541
Attributable to:
Owners of the Group	8,752	19,304
Non-controlling interests	14,640	23,237
	23,392	42,541

Earnings per share – basic and diluted	0.08	0.21

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2017	March 31, 2018
Cash flows from operating activities:
Profit for the period	23,392	42,541
Adjustments for:
Depreciation	33,708	35,529
Share of profit of associates	(462)	(356)
Financial income	(391)	(1,016)
Financial costs	32,524	36,597
Unrealized foreign exchange gains on cash and cash equivalents	(75)	(459)
Unrealized gain on derivative financial instruments held for trading including ineffective portion of cash flow hedges	(2,315)	(16,898)
Share-based compensation	1,012	1,186
	87,393	97,124
Movements in working capital	(2,472)	(13,692)
Cash provided by operations	84,921	83,432
Interest paid	(35,413)	(40,154)
Net cash provided by operating activities	49,508	43,278
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(13,293)	(547,021)
Dividends received from associate	700	125
Other investments	(13,844)	—
Purchase of short-term investments	(10,000)	(10,000)
Maturity of short-term investments	18,000	—
Restricted cash	—	(4,915)
Financial income received	373	874
Net cash used in investing activities	(18,064)	(560,937)
Cash flows from financing activities:
Proceeds from bank loans and bonds	280,000	498,225
Bank loan repayments	(52,416)	(83,938)
Payment of loan issuance costs	(4,270)	(6,753)
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	78,522	111,544
Payment of equity raising costs	(117)	(315)
Dividends paid	(27,592)	(34,673)
Proceeds from stock options exercise	108	—
Purchase of treasury shares	—	(62)
Payments for finance lease liability	—	(1,773)
Net cash provided by financing activities	274,235	482,255
Effects of exchange rate changes on cash and cash equivalents	75	459
Increase/(decrease) in cash and cash equivalents	305,754	(34,945)
Cash and cash equivalents, beginning of the period	227,024	384,092
Cash and cash equivalents, end of the period	532,778	349,147

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2017	March 31, 2018
Profit for the period	23,392	42,541
Depreciation	33,708	35,529
Financial costs	32,524	36,597
Financial income	(391)	(1,016)
Gain on swaps	(164)	(17,771)
EBITDA	89,069	95,880
Foreign exchange losses/(gains), net	269	(354)
Adjusted EBITDA	89,338	95,526

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2017	March 31, 2018
Profit for the period	23,392	42,541
Non-cash gain on swaps	(2,315)	(16,898)
Write-off and accelerated amortization of unamortized loan fees	576	—
Foreign exchange losses/(gains), net	269	(354)
Adjusted Profit	21,922	25,289

Reconciliation of Earnings Per Share to Adjusted Earnings/(Loss) Per Share to:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	March 31, 2017	March 31, 2018
Profit for the period attributable to owners of the Group	8,752	19,304
Less:
Dividend on preference shares	(2,516)	(2,516)
Profit for the period available to owners of the Group used in EPS calculation	6,236	16,788
Weighted average number of shares outstanding, basic	80,561,353	80,715,130
Earnings per share	0.08	0.21
Profit for the period available to owners of the Group used in EPS calculation	6,236	16,788
Less:
Non-cash gain on swaps	(2,315)	(16,898)
Write-off and accelerated amortization of unamortized loan fees	576	—
Foreign exchange losses/(gains), net	269	(354)
Adjusted profit/(loss) attributable to owners of the Group	4,766	(464)
Weighted average number of shares outstanding, basic	80,561,353	80,715,130
Adjusted earnings/(loss) per share	0.06	(0.01)